(d)(10(i)

AMENDED SCHEDULE A

COMPENSATION FOR SERVICES TO SERIES

For the services provided by Templeton Investment Counsel, LLC (“Sub-Adviser”) to the following Series of ING Partners, Inc., pursuant to the attached Sub-Advisory Agreement, the Adviser will pay the Sub-Adviser a fee, computed daily and payable monthly, based on the average daily net assets of the Series at the following annual rates of the average daily net assets of the Series:

SERIES	RATE

ING Templeton Foreign Equity Portfolio(1)	0.625% on first $50 million; 0.465% on next $150 million; 0.375% on next $300 million; 0.350% on next $300 million; and 0.300% thereafter

If this Agreement becomes effective or terminates before the end of any month, the fee for the period from the effective date to the end of the month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion that such period bears to the full month in which such effectiveness or termination occurs.

(1)  For purposes of calculating fees under this Agreement, the assets of the Series shall be aggregated with the assets of the ING Templeton Global Growth Portfolio and ING Franklin Income Portfolio, two series of ING Investors Trust, which are not parties to this Agreement.  The aggregated assets will be applied to the above schedule and the resulting fee shall be prorated back to each Series and its respective Adviser/Manager based on relative net assets.